EXHIBIT 99.1

For Immediate Release 21-34-TR	Date:	August 18, 2021

Operations Resume at Highland Valley Copper

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) today announced that the wildfire evacuation order for Highland Valley Copper Operations (HVC) issued by the District of Logan Lake previously announced on August 15 has been lifted. HVC has resumed operations and is now in the process of ramping back up to full production.

Teck is focused on protecting the health and safety of employees and contractors and we are continuing to closely monitor wildfire and regional air quality conditions.

Teck’s copper production guidance will be updated as necessary after the risk of further effect on operations from wildfires subsides.

About Teck
As one of Canada’s leading mining companies, Teck is committed to responsible mining and mineral development with major business units focused on copper, zinc, and steelmaking coal, as well as investments in energy assets. Copper, zinc and high-quality steelmaking coal are required for the transition to a low-carbon world. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Teck Media Contact:

Chris Stannell

Public Relations Manager

604.699.4368

chris.stannell@teck.com

Teck Investor Contact:
Fraser Phillips
Senior Vice President, Investor Relations & Strategic Analysis
604.699.4621
fraser.phillips@teck.com